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                                                                       Exhibit n


                          INDEPENDENT AUDITORS' CONSENT

The Board of Directors of Nationwide Life Insurance Company and Contract Owners of Nationwide VL Separate Account - 5:




We consent to use of our reports for Nationwide VLI Separate Account-5 dated February 20, 2002 and for Nationwide Life Insurance Company and subsidiaries dated January 29, 2002 included herein, and to the reference to our firm under the heading "Independent Certified Public Accountants" in the Prospectus (File No. 333-69014). Our report for Nationwide Life Insurance Company and subsidiaries refers to a change to the method of accounting for derivative instruments and hedging activities, and for purchased or retained interests in securitized financial assets.





KPMG LLP
Columbus, Ohio
November 26, 2002